United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release  January 4, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: January 04, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324

Monterrey, N.L., Mexico, January 4, 2006	www.gruma.com

GRUMA SIGNS MEMORANDUM OF UNDERSTANDING TO SELL STAKE IN VENEZUELAN SUBSIDIARY

Monterrey, N.L., Mexico, January 4, 2006 - GRUMA, S.A. de C.V. has signed a memorandum of understanding in respect of a possible sale of a 40% stake of its subsidiary Molinos Nacionales, C.A. (MONACA). This subsidiary is located in Venezuela and, together with Derivados de Maiz Seleccionado, C.A. (DEMASECA), has been commonly referred to as Gruma Venezuela.

The potential buyer is a local entrepreneur in Venezuela, Mr. Ricardo Fernandez, who has been a partner with GRUMA since November, 2004 through a 50% stake in DEMASECA.

It is anticipated that the purchase price for the 40% stake of MONACA would be US$65.6 million. In addition, through this transaction GRUMA would acquire 10% of DEMASECA at a price of US$2.6 million.

The transaction reflected in the memorandum of understanding is subject to the negotiation and execution of definitive documentation. No assurance can be given that the sale of this interest by GRUMA will be consummated or that, if consummated, when any such sale might take place.

 GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 80 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations. For more information, visit www.gruma.com.